[KORN/FERRY INTERNATIONAL LETTERHEAD]

March 5, 2015

Ms. Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Korn/Ferry International

Form 10-K for the Fiscal Year ended April 30, 2014

Filed June 27, 2014

File No. 001-14505

Dear Ms. Monick,

This letter responds to your letter dated February 23, 2015, regarding Korn/Ferry International’s (the “Company”) annual report on Form 10-K (the “Form 10-K”) for the fiscal year ended April 30, 2014 (filed June 27, 2014). Each of your comments from the February 23, 2015 letter is set forth below, followed by our related response.

Form 10-K for the Fiscal Year Ended April 30, 2014 filed June 27, 2014

Item 8. Financial Statements and Supplementary

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

1.	Please tell us the nature of the LTC license revenue and all related elements within the license arrangements.

During fiscal 2014 the Company’s fee revenue was $960.3 million of which there was (a) $16.2 million in revenue under LTC license contracts with a fixed term and (b) $3.1 million in revenue under LTC license contracts with a perpetual term.

The LTC license revenue is derived from providing customers with a license to access intellectual property in an electronic format, i.e. a flat file. The Company does not host the electronic version of the intellectual property or provide software to run or access the relevant data file. The LTC license contracts allowing access to the intellectual property take two forms: (a) a fixed term (generally 12 months) or (b) a perpetual term.

Under the fixed term licenses, the Company is only obligated to provide the licensee with access to any updates to the underlying intellectual property that are made by the Company during the term of license, but is not obligated to provide maintenance or support during the license term. Once the term of the agreement has expired, the client’s right to access or use the intellectual property expires and the Company has no further obligations to the client under the license agreement. Under perpetual licenses, once the Company has provided the flat file to the client it has no further obligations to the client, including no obligation to provide maintenance, support, updates or upgrades to the intellectual property.

In accordance with Topic 13.A.3.d (SAB 104), revenue is recognized as follows: (a) for LTC licenses with a fixed term, the Company recognizes revenue straight-line over the license term, which is in a manner consistent with the nature of the transaction and the Company’s earnings process and (b) for perpetual licenses, revenue is recognized when the license is granted, which is consistent with the Company’s earnings process as once the license is granted the Company has no further obligations to the client.

Note 11. Business Segments, page F-37

2.	We note your disclosure on page F-38 that you have excluded unusual or infrequent items from Adjusted EBITDA. Please tell us how you were able to determine that these adjustments are unusual or infrequent as these adjustments appear to have occurred in two or three of the three most recent fiscal years. Alternatively, please revise your disclosure in future filings to recharacterize your description of these adjustments and provide us an example of your proposed disclosure.

Accounting Codification Section (ASC) 280 requires companies to report financial information on the basis that is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. The Company’s chief operating decision maker evaluates performance and allocates resources based on the review of (1) fee revenue and (2) adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which, to the extent that such charges occur, excludes restructuring charges, integration and acquisition costs, certain separation costs and certain non-cash charges (goodwill, intangible asset and other than temporary impairment).

In footnote #11 on page F-38 of the Form 10-K we referred to the adjustments to EBITDA to arrive at Adjusted EBITDA as unusual or infrequent. This description of the adjustments follows the nomenclature we use inside the organization to describe such charges. In future filings, we will recharacterize the description of these adjustments as follows:

The Company evaluates performance and allocates resources based on the Company’s chief operating decision maker’s review of (1) fee revenue and (2) adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which, to the extent such charges occur, excludes restructuring charges, integration and acquisition costs, certain separation costs and certain non-cash charges (goodwill, intangible asset and other than temporary impairment). The accounting policies for the reportable segments are the same as those described in the summary of significant accounting policies, except the items described above are excluded from EBITDA to arrive at Adjusted EBITDA.

Per the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 226-6366 or Ari Lanin of Gibson, Dunn and Crutcher LLP at (310) 552-8581.

Sincerely,

/s/ Robert P. Rozek
Robert P. Rozek
Executive Vice President and Chief Financial Officer

cc:	Roger Yang, Ernst & Young LLP (via electronic mail)

Brian Lane, Gibson, Dunn & Crutcher LLP (via electronic mail)

Ari Lanin, Gibson, Dunn & Crutcher LLP (via electronic mail)

3